 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

THL CREDIT, INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

872438106
(CUSIP Number)

Shari H. Wolkon
100 Federal Street, 35th Floor
Boston, MA 02110
(617) 227-1050
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 28, 2020
(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 872438106	SCHEDULE 13D	Page 2 of 5

1	NAMES OF REPORTING PERSONS
THLP Debt Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,342,936

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,342,936

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,342,936

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.80%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 872438106	SCHEDULE 13D	Page 3 of 5

ITEM 1.	SECURITY AND ISSUER

This amendment (“Amendment No. 1”) amends the Statement on Schedule 13D first filed with the Securities and Exchange Commission (the “SEC”) on April 27, 2020 (as amended, the “Schedule 13D”), filed by THLP Debt Partners, L.P., a Delaware limited partnership (the “Reporting Person”), and relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of THL Credit, Inc., a Delaware corporation (the “Issuer”).

The address of the Issuer’s principal executive office is 100 Federal St., 31st Floor, Boston, MA 02110.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is amended and supplemented as follows:

On May 28, 2020, the Issuer held a special meeting of its stockholders (the “Special Meeting”). At the Special Meeting, pursuant to the Letter Agreement, the Reporting Person and the other BDC Investors voted their respective shares of Common Stock in favor of the New Investment Management Agreement, which was approved. As a result of the New Investment Management Agreement receiving the Stockholder Approval, the Letter Agreement terminated in accordance with its terms; and therefore, the Reporting Person may no longer be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, with the other BDC Investors.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is amended and restated as follows:

(a) and (b) As of the date hereof, the Reporting Person beneficially owns 1,342,936 shares of Common Stock, which represents approximately 3.80% of the Issuer’s issued and outstanding shares of Common Stock. Such percentage was calculated based upon 35,298,410 shares of Common Stock outstanding as of May 7, 2020, as disclosed by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020 filed with the SEC on May 7, 2020.

(c) Except as disclosed in this Statement, the Reporting Person has not effected any transaction in the shares of Common Stock during the past 60 days.

(d) Except as set forth in this Statement, to the knowledge of the Reporting Person, no person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock covered by this Statement.

(e) The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock on May 28, 2020.

CUSIP No. 872438106	SCHEDULE 13D	Page 4 of 5

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is amended and supplemented as follows:

The information set forth in Item 4 of this Statement is hereby incorporated by reference into this Item 6, as applicable.

Except as referenced above or described in Item 4 of this Statement, there are no contracts, arrangements, understandings or relationships among the Reporting Person and any other person with respect to any securities of the Issuer.

CUSIP No. 872438106	SCHEDULE 13D	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: June 1, 2020

THL DEBT PARTNERS, L.P.
By: THLP Debt Advisors, LLC, its general partner

By:	/s/ Thomas M. Hagerty
Name:	Thomas M. Hagerty
Title	Authorized Person